Exhibit 99.1

Biofrontera Aktiengesellschaft

Leverkusen

ISIN DE000A3E4548

WKN A3E454

1.00% qualified subordinate Mandatory Convertible Bond 2020/2021

Terms and Conditions of Convertible Bonds (non-binding convenience translation)

§ 1
General / qualified subordination / mandatory conversion

(1)

Principal Amount and Denomination. The convertible bond issued by Biofrontera AG with a statutory seat in Leverkusen (“Issuer”), in an aggregate principal amount of up to EUR 7,914,450 is divided into up to 2,638,150 non-registered bonds in bearer form, ranking pari passu among themselves (“Bonds”), each with a principal amount of EUR 3.00 (“Principal Amount”). The Principal Amount is equal to the initial Conversion Price pursuant to § 6(1). The aggregate Principal Amount of the Bonds is equal to the product of the initial Conversion Price and the number of Bonds.

(2)

Securitization. The Bonds will be represented for their whole term by one or more global notes. The Bonds are initially represented by a global bearer certificate (the “Temporary Global Certificate”) without interest coupons. In accordance with the more detailed provisions in paragraph (3), the Temporary Global Certificate will be exchanged for a permanent global bearer certificate (the “Permanent Global Certificate”; the Temporary Global Certificate and the Permanent Global Certificate together the “Global Certificates”) without interest coupons.

(3)

Exchange of the Temporary Global Certificate. The Temporary Global Certificate shall be exchanged for the relevant Permanent Global Certificate on a date (the “Exchange Date”) not earlier than 40 days and not later than 180 days after the Interest Commencement (as defined in § 2(1)). Such exchange shall only be made upon delivery of certifications to the effect that the beneficial owner or owners of the Bonds represented by the Temporary Global Certificate are/is not a U.S. person (other than certain financial institutions or certain persons holding Bonds through such financial institutions), in accordance with the rules and operating procedures of Clearstream Banking AG, Frankfurt am Main or any successor in such capacity (“Clearstream”). Payment of interest on Bonds represented by the Temporary Global Certificate shall be made only after delivery of such certifications. A separate certification shall be required in respect of each such payment of interest. Any such certification received on or after the 40th day after the Interest Commencement (as defined in § 2(1)) will be treated as a request to exchange for the Temporary Global Certificate pursuant to the paragraphs (2) and (3) of this § 1. Any securities delivered in exchange for the Temporary Global Certificate shall be delivered only outside of the United States.

“United States” means the United States of America (including the States thereof and the District of Columbia) and its possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and Northern Mariana Islands).

(4)

Global Certificate. The Global Certificate shall only be valid if it bears the handwritten signatures of such number of members of the management board which is required to represent the Issuer or is signed in a legally binding manner by an authorised representative of the Issuer. No physical certificates representing Bonds and interest coupons will be issued.

(5)

Delivery of Bonds. The holders of the Bonds (the “Bondholders”) are entitled to joint ownership shares regarding the Global Certificate, which shall be transferable pursuant to the rules of Clearstream and, outside the Federal Republic of Germany, of Clearstream Banking S.A., Luxembourg (“Clearstream Luxembourg”), and Euroclear Bank S.A./N.V., Brussels, as operator of the Euroclear system (“Euroclear”).

(6)	In accordance with the provisions of § 13, the Bonds constitute qualified subordinated and unsecured liabilities of the Issuer for repayment of the Principal Amount of EUR 3.00 per Bond and for payment of interest due on the Bonds for the benefit of the Bondholders. These Terms and Conditions also contain a pre-insolvency enforcement restriction in accordance with § 13.

(7)	The Bondholders are obliged to convert their Bonds into Shares (as defined in § 6(1)) in accordance with § 8. Bondholders can therefore not expect a redemption of the Bonds, but will instead receive shares of the Issuer at the latest at maturity.

§ 2 Interest

(1)	Interest Rate and Interest Payment Dates. The Bonds shall bear interest at a rate of 1.00% p.a. on their Principal Amount from and including 20 August 2020 (“Interest Commencement”). Interest shall be payable on 20 August 2021 as well at maturity on 20 December 2021 (“Interest Payment Date”). Interest shall cease to accrue with the expiration of the day which immediately precedes the day on which the Bonds become due for redemption, or, if the Conversion Right (§ 6(1)) has been exercised, with the expiration of the day which immediately precedes the last Interest Payment Date prior to the Conversion Date (§ 7(4)) or, if there was no Interest Payment Date, the Interest Commencement.

(2)	Default Interest. Insofar as the Issuer fails to redeem the Bonds on the day on which they become due for redemption (§ 4), or if the Shares are not delivered due to default by the Issuer within five business days (§ 3(3)), interest shall continue to accrue on the Principal Amount at the rate of 4% per annum until (but excluding) the date of actual redemption of the Bonds. Claims for further damages shall not be excluded.

(3)	Interest Period, Interest Day Count Fraction. “Interest Period” shall mean the period from and including the Interest Commencement until but excluding the first Interest Payment Date and thereafter from and including each relevant Interest Payment Date until but excluding the next following Interest Payment Date. Where interest is to be calculated in respect of a period which is shorter than or equal to a full Interest Period, interest will be calculated on the basis of Rule 251 ICMA (ACT/ACT)

§ 3 Payments

(1)	Currency. All payments on the Bonds shall be made by the Issuer in Euro.

(2)	Payments. Payments of principal, interest and all other cash payments payable on the Bonds shall be made by the Issuer on the relevant payment date to a Paying Agent for on-payment to Clearstream for credit to the accounts of the respective accountholders in Clearstream. All payments made to Clearstream or to its order shall discharge the Issuer from its liability under the Bonds to the extent of the amounts so paid.

(3)	Payment Date/Due Date/Business Day. For the purposes of these Terms and Conditions, “payment date” means the day on which the payment is actually to be made, and “due date” means the payment date provided for herein, without taking account of such adjustment. A “Business Day” shall be any day on which banking institutions are open for business in Frankfurt am Main and payments in Euro may be settled via the TARGET 2 system (or a corresponding follow-up system). If any due date is not a Business Day, such payment will not be made until the immediately following payment date, and no interest or other reimbursements shall be paid in respect of the delay in such payment.

(4)	Depositing in Court. The Issuer may deposit with the local court (Amtsgericht) in Leverkusen any amounts payable on the Bonds not claimed by Bondholders. To the extent that the Issuer waives its right to withdraw such deposited amounts, the relevant claims of the Bondholders against the Issuer shall cease.

§ 4 Maturity

Maturity. The Bonds will be redeemed with their Principal Amount on 31 December 2021 (“Maturity Date”), together with accrued interest on the Principal Amount until (but excluding) the Maturity Date, unless they have previously been redeemed or converted or purchased and cancelled or have to be converted (in particular under the provisions for mandatory conversion upon maturity in accordance with § 8).

§ 5 Taxes

All payments by the Issuer on the Bonds will be made without deduction or withholding of any present or future taxes, duties or governmental charges of any nature whatsoever imposed, levied or collected by way of deduction or withholding at source by, in or on behalf of the Federal Republic of Germany or by or on behalf of any political subdivision or authority thereof or therein having power to tax, unless such deduction or withholding is required by law. The Issuer shall not be required to make any additional payments to the Bondholders in respect of such deduction or withholding.

§ 6 Conversion Right

(1)	Conversion Right. The Issuer grants each Bondholder the right (“Conversion Right”) to convert in accordance with this § 6 at any time during the Conversion Period ( § 6(3)) each Bond into – initially one – no-par ordinary registered share with a proportion of the share capital of EUR 1.00 of the Issuer (“Shares”). Subject to adjustments pursuant to § 12, the conversion price per Share amounts to EUR 3.00 (“Conversion Price”).

(2)	The conversion ratio (“Conversion Ratio”) shall be calculated by dividing the Principal Amount of a Bond by the Conversion Price applicable on the Conversion Date. The initial Conversion Ratio is 1 : 1. Delivery of Shares shall be made in accordance with § 9.

(3)	Conversion Period. The Conversion Right may be exercised by a Bondholder at any time pursuant to these conditions from 20 November 2020 and ending on the tenth day (inclusive) prior to the Maturity Date (“Conversion Period”), however subject to the provisions of § 6(4). If the last day of the Conversion Period falls on a day which is not a Business Day, the Conversion Period shall terminate on the Business Day immediately preceding such day. If the last day of the Conversion Period falls within an Exclusion Period, the Conversion Period shall terminate on the last Business Day prior to the commencement of such Exclusion Period.

(4)	Exclusion Period. The exercise of the Conversion Right shall be excluded during any of the following periods (each an “Exclusion Period”):

●	in connection with any shareholder assemblies of the Issuer, a period commencing on the convocation of the shareholder assembly and ending the day of such shareholder assembly (each inclusive);

●	a period of fifteen business days prior to the end of the fiscal year of the Issuer;

●	a period commencing on the date on which an offer by the Issuer to its shareholders by way of a rights offering to subscribe to shares, debt securities with warrants or bonds with option or conversion rights or conversion obligations, profit-linked bonds or profit participation certificates is published in the German Federal Gazette (Bundesanzeiger), and ending on the last day of the subscription period (both dates inclusive); and

●	a period commencing on the date on which an offer by the Issuer to its shareholders by way of a rights offering to subscribe to shares, debt securities with warrants or bonds with option or conversion rights or conversion obligations, profit-linked bonds or profit participation certificates is published by way of an ad-hoc-release or a similar communication (with specific details regarding the imminent subscription offer), and ending on the last day of the subscription period (both dates inclusive).

§ 7 Exercise of Conversion Right

(1)	Conversion Notice. To exercise the Conversion Right, the Bondholder must deliver to a Conversion Agent (§ 15) at its own expense during normal business hours on a Business Day during the Conversion Period a duly completed and signed notice (the “Conversion Notice”) using a form (as amended from time to time) drafted by the Issuer and available from the Conversion Agent. Conversion Notices shall be irrevocable. The Conversion Notice shall at least include:

●	name and address of the exercising person;

●	the number of Bonds with respect to which the Conversion Right shall be exercised;

●	the deposit account of the Bondholder to which the Shares are to be delivered via Clearstream;

●	if applicable, a Euro-account of the Bondholder or its depository bank to which any payments on the Bonds are to be made via Clearstream; and

●	the certifications and undertakings set out in the form of the Conversion Notice relating to certain restrictions of the ownership of the Bonds and/or the Shares.

(2)	Further Requirements for Exercise of Conversion Right. The exercise of the Conversion Right further requires that the Bonds to be converted be delivered to the respective Conversion Agent by transferring (book-entry transfer) the Bonds to the Clearstream account of the Conversion Agent not later than on the last day of the Conversion Period. The Conversion Agents shall be authorized to deliver the subscription certificate pursuant to sec. 198 para. 1 of the German Stock Corporation Act (Aktiengesetz, “AktG”) (“Subscription Certificate”) on behalf of the Bondholder. The Conversion Agents are exempt from the restrictions of sec. 181 of the German Civil Code (Bürgerliches Gesetzbuch, “BGB”).

(3)	Review of Conversion Notice. Upon fulfilment of all requirements specified in § 7(1) and § 7(2) for the exercise of the Conversion Right, the respective Conversion Agent will verify whether the number of Bonds delivered to the Conversion Agent is identical to the number of Bonds specified in the Conversion Notice. In the event of any excess or shortfall, the Conversion Agent shall subscribe from the Issuer and deliver to the Bondholder the lower of (i) such total number of Shares which corresponds to the number of Bonds set forth in the Conversion Notice, or (ii) such total number of Shares which corresponds to the number of Bonds in fact delivered. Any remaining Bonds will be redelivered to the Bondholder at its own expense.

Upon fulfilment of all requirements specified in § 7(1) and § 7(2) for the exercise of the Conversion Right, the respective Conversion Agent will within ten Business Days (inbound) issue the Subscription Certificate and send the original to the Issuer.

(4)	Conversion Date. The Conversion Right shall be validly exercised on the Business Day on which all of the conditions precedent specified in § 7(1) and § 7(2) for the exercise of the Conversion Right have been fulfilled and the Issuer has received the Subscription Certificate (the “Conversion Date”). In the event that the conditions precedent specified in § 7(1) and § 7(2) are fulfilled on a day which falls within an Exclusion Period, then the Conversion Date shall be the first Business Day after the end of such Exclusion Period provided that such day still falls within the Conversion Period; otherwise, the Conversion Right shall not have been validly exercised.

(5)	Conversion Costs. All costs arising on exercise of the Conversion Right and/or delivery of Shares by, or on behalf of, the Issuer to the relevant Bondholder or the person designated in the Conversion Notice shall be borne by the Issuer. All banking and other fees shall be borne by the Bondholder.

§ 8 Mandatory Conversion upon Maturity / Conversion by the Issuer

(1)	Mandatory Conversion upon Maturity. Each bondholder is obliged to declare conversion for all his Bonds at maturity (“Mandatory Conversion upon Maturity”) within the Conversion Period unless the Issuer publishes a waiver of Mandatory Conversion upon Maturity pursuant to § 16 before the Maturity Date.

If the Issuer has not waived the Mandatory Conversion at Maturity, it shall announce this pursuant to § 16 at least 45 days before the Maturity Date (“Mandatory Conversion Announcement”).

The Issuer undertakes in the meaning of a genuine contract for the benefit of a third party (echter Vertrag zu Gunsten Dritter) in favour of the European Investment Bank (EIB) not to waive the Mandatory Conversion upon Maturity right if otherwise a repayment on the Bonds would be made before all payment obligations of the Issuer vis-à-vis the European Investment Bank have been completely fulfilled.

For the purpose of the Mandatory Conversion upon Maturity, the Bonds to be mandatorily converted must be transferred to the Conversion Agent by the Bondholders within the Conversion Period. The Bonds shall be transferred to the Conversion Agent to be held for the account of the Bondholder for transfer to the Issuer.

Each Bondholder instructs and authorizes the Conversion Agent to mandatorily convert the delivered Bonds into Shares pursuant to and in conformity with the Conversion Notice issued by the respective Bondholder. In particular, each Bondholder authorizes the Conversion Agent to issue the Subscription Certificate pursuant to sec. 198 para. 1 AktG on behalf of the Bondholder.

The Conversion Agent is also authorised to draw down the Bonds from a securities account held by the Bondholder at Clearstream or the respective Custodian Bank and to transfer them to a securities account maintained by the Conversion Agent. The Conversion Agent is exempt from the restrictions of sec. 181 BGB.

Upon the acquisition of the Bonds by the Bondholder and their booking to a securities account of the Bondholder, the respective custodian bank of the Bondholder is authorised to transfer Bonds subject to a Mandatory Conversion upon Maturity to a securities account of the Conversion Agent in any case without prior notification of the Bondholder. The respective custodian bank is further authorized to take all other actions and make all other declarations, including the issue of the Subscription Certificate pursuant to sec. 198 AktG, to the extent required to effect the conversion. The custodian bank is also authorised to grant sub-authorisation. This authorization is unconditional and irrevocable and is binding on each Bondholder.

If the last day of the Conversion Period is within an Exclusion Period, the period for the conversion contrary to § 6(3) ends at the first Business Day after the end of the relevant Exclusion Period.

(2)	Conversion by the Issuer. The Issuer further has the right, for a non-limited period of time, to “Mandatory Conversion”, any time after the stock price of the Issuer’s shares has exceeded EUR 4.50 at least once (“Mandatory Conversion Trigger Price”). The relevant stock price shall be the daily volume-weighted average quotation of the Shares of the Issuer determined on the XETRA trade of the Frankfurt Stock Exchange within a continuous period of fifteen trading days. The Mandatory Conversion Trigger Price shall be subject to the adjustments pursuant to § 12.

If the Issuer exercises this right, the request for mandatory conversion must be published pursuant to § 16 (“Mandatory Conversion Notice”).

For the purpose of the Mandatory Conversion the Bonds to be mandatorily converted must be transferred to the Conversion Agent by the Bondholders within 15 Business Days after the day on which the Mandatory Conversion Notice was published (“Mandatory Conversion Period”). The Bonds shall be transferred to the Conversion Agent to be held for the account of the Bondholder for transfer to the Issuer.

Each Bondholder instructs and authorizes the Conversion Agent to mandatorily convert the delivered Bonds into Shares pursuant to and in conformity with the Conversion Notice issued by the respective Bondholder. In particular, each Bondholder authorizes the Conversion Agent to issue the Subscription Certificate pursuant to sec. 198 para. 1 AktG on behalf of the Bondholder within the Mandatory Conversion Period. The Conversion Agent is also authorised to draw down the Bonds from a securities account held by the Bondholder at Clearstream or the respective Custodian Bank and to transfer them to a securities account maintained by the Conversion Agent. The Conversion Agent is exempt from the restrictions of sec. 181 BGB.

Upon the acquisition of the Bonds by the Bondholder and their booking to a securities account of the Bondholder, the respective custodian bank of the Bondholder is authorised to transfer Bonds subject to a Mandatory Conversion to a securities account of the Conversion Agent in any case without prior notification of the Bondholder. The respective custodian bank is further authorized to take all other actions and make all other declarations, including the issue of the Subscription Certificate pursuant to sec. 198 AktG, to the extent required to effect the conversion within the Mandatory Conversion Period. The custodian bank is also authorised to grant sub-authorisation. This authorization is unconditional and irrevocable and is binding on each Bondholder.

If the last day of the Mandatory Conversion Period is within an Exclusion Period, the Mandatory Conversion Period ends at the first Business Day after the end of the relevant Exclusion Period.

(3)	Conversion Price/Further Provisions. In other respects the provisions according to §§ 6 and 7 regarding the conversion by the Bondholders shall apply mutatis mutandis to the Mandatory Conversion upon Maturity pursuant to § 8(1) and the Mandatory Conversion by the Issuer pursuant to § 8(2).

In the case of a Mandatory Conversion upon Maturity in accordance with § 8(1), the conversion will be effected at the Conversion Price in accordance with § 6(1) applicable on the day of the publication of the Mandatory Conversion Announcement.

In the event of Mandatory Conversion by the Issuer pursuant to § 8(2), the conversion will be effected at the Conversion Price pursuant to § 6(1) applicable on the day of the publication of the Mandatory Conversion Notice.

(4)	Claims for Payment. In the case of a Mandatory Conversion upon Maturity or in the case of a Mandatory Conversion, the conversion right is deemed to have been exercised at the time of publication of the Mandatory Conversion Announcement or the Mandatory Conversion Notice. After announcement of the Mandatory Conversion or the Mandatory Conversion upon Maturity by the Issuer, the rights of the Bondholders are limited to delivery of shares. In particular, the Bondholder may neither request cash payment in lieu of shares pursuant to § 10, nor any interest payment for any period after the point in time of the announcement of the Mandatory Conversion, if the Bondholder has not complied with the obligations under this § 8 and the Issuer was consequently precluded to issue Shares from conditional capital to the Bondholders. Subject to the foregoing, § 10 applies accordingly.

§ 9 Delivery of Shares; Compensation for Fractions of Shares

(1)	Delivery of Shares; Fractions of Shares. Upon any exercise of the Conversion Right, only full Shares shall be delivered. Fractions of Shares may not be claimed. To the extent that the respective Conversion Agent has ascertained (without any obligation to do so) that several Bonds have been converted at the same time for the same Bondholder and to the extent that any conversion of one or several Bonds results in fractions of Shares, the fractions of Shares resulting from the conversion of such Bonds shall be aggregated and any full Shares resulting from such aggregation of fractions of Shares shall be delivered to the respective Bondholder. The Shares to be delivered shall be transferred as soon as practicable after the Conversion Date to the securities deposit account of the Bondholder designated in the Conversion Notice. Until delivery of the Shares, no rights may be exercised from the Shares.

(2)	Remaining Fractions of Shares. Remaining fractions of Shares shall not be delivered and shall not be compensated in cash.

(3)	Taxes. Delivery of Shares pursuant to § 9(1) is subject to payment by a Bondholder of any taxes, duties or governmental charges which may be imposed in connection with the exercise of the Conversion Right or the delivery of the Shares pursuant to § 9(1).

§ 10 Cash Payment in Lieu of Delivery of Shares in Certain Circumstances

(1)	Cash Payment in Lieu of Delivery of Shares. If and insofar as due to legal reasons the Issuer is unable to issue Shares from conditional capital upon the exercise of a Conversion Right by a Bondholder, the Issuer shall be obligated to pay to the Bondholder a cash amount in Euro (the “Cash Payment”) in lieu of the delivery of the Shares to which the Bondholder is otherwise entitled pursuant to § 6(1), but which the Issuer is unable to issue. The Cash Payment relating to one Share shall be calculated as an amount equal to the volume-weighted arithmetic mean value of the XETRA-Quotations on the five consecutive Trading Days beginning on the second Trading Day following the Notification Day (§ 10(2)) (the “Calculation Period”), rounded to the nearest full cent with EUR 0.005 being rounded downwards. Fractions of Shares or compensation therefore shall be excluded. The Cash Payment shall be effected by the Issuer not later than on the third Business Day following the last day of the Calculation Period. No interest shall be payable with respect to the Cash Payment. § 9(3) shall apply accordingly. Taxes, duties and governmental charges may be deducted from a payment obligation, unless the Bondholder has already paid such taxes, duties or governmental charges.

(2)	Notification. The Issuer shall notify the Bondholder who has delivered a Conversion Notice no later than on the seventh Business Day after the Conversion Date (in writing, by telefax, or otherwise using the address stated in the Conversion Notice) whether the Issuer has to effect a Cash Payment (the day on which such notification is dispatched by the Issuer being the “Notification Day”).

§ 11 Procurement of Shares; Delivery of Existing Shares, Dividends

(1)	Conditional Capital. Upon execution of the conversion, new Shares will be issued out of a conditional capital of the Issuer. The Issuer shall, notwithstanding § 10, at its sole discretion be entitled to deliver (or cause to be delivered) at the Conversion Price Shares to any Bondholder instead of the delivery of new Shares out of conditional capital, provided that such Shares shall be of the same class as the Shares otherwise to be delivered from conditional capital except for a different dividend entitlement (which shall be no less than the dividend entitlement of the new Shares that would have otherwise been delivered to the relevant Bondholder) and that such delivery of such Shares can be legally effected and does not impair the rights of the relevant Bondholders (in comparison to a delivery of new Shares).

(2)	Dividends. Shares issued upon conversion out of conditional capital (§ 11(1)) are entitled to dividends (if any) for the then current and all following business years as from the beginning of the business year of the Issuer in which such Shares are issued, and may initially have a separate securities code.

§ 12
Anti-Dilution Protection

(1)	Pre-emptive Rights for Shareholders. If the Issuer until the last date on which the Conversion Rights may be executed subject to pre-emptive rights of its shareholders pursuant to sec. 186 of the German Stock Corporation Act (Aktiengesetz), (i) increases its share capital by issuing new shares against capital contributions; or (ii) issues or guarantees further debt securities with warrants or bonds with option or conversion rights or conversion obligations, profit-linked bonds or profit participation certificates or sells own shares, each Bondholder, who at the beginning of the relevant Excluded Period has not yet exercised its Conversion Right, shall, subject to the further provisions of § 12(1), be granted a pre-emptive right equal to the right it would have been entitled to had the Conversion Right been exercised on the Business Day immediately preceding the Ex-Date.

“Ex-Date” shall mean the first Trading Day on which the Shares are traded “ex subscription right”, “ex dividend” or ex any other right giving rise to an adjustment of the quoted price in the XETRA-System (or a successor system).

Instead of granting a pre-emptive right, the Issuer may elect to adjust the Conversion Price:

The Conversion Price shall be reduced by the amount equal to the volume-weighted arithmetic average of the stock prices of a subscription right granted by one share on all trading days of the Frankfurt Stock Exchange. If subscription rights are not traded on the Frankfurt Stock Exchange, the prices fixed on other German stock exchanges will be applicable.

If subscription rights are not traded at any Stock Exchange in Germany, the value of the subscription right shall be determined with binding effect as follows:

BR = (Ka - Kn) / (BV + 1)

BR: Subscription Right

Ka: Stock price of old shares

Kn: Issue price of New Shares

BV: Subscription ratio

The stock price “Ka” of the old shares shall be determined as follows:

volume-weighted daily average quotation of the Issuer’s shares determined in the floor and XETRA trade of the Frankfurt Stock Exchange during the subscription period.

(2)	Capital Increase from Company Reserves. In the event of a capital increase of the Issuer from company reserves (i.e., capital reserves (Kapitalrücklagen) or retained earnings (Gewinnrücklagen)) pursuant to sec. 207 AktG (Kapitalerhöhung aus Gesellschaftsmitteln) by issuing new shares prior to the expiration of the Conversion Period or an earlier date of redemption, the Conversion Price shall be multiplied by the number determined by the following formula:

Whereas

: the number of issued Shares before the increase of share capital from company reserves, and

: the number of issued Shares after the increase of share capital from company reserves.

(3)

Changes in the Number of Shares without Change in the Share Capital; Capital Decrease. If until the last date on which the Conversion Rights may be executed (i) the number of outstanding Shares is being changed without a change in the aggregate amount of the Issuer’s share capital (e.g. by means of splitting or combining shares (reverse split)) or (ii) the Issuer decreases its share capital by combining shares, § 12(2) shall apply mutatis mutandis.

In the event of a decrease of the Issuer’s share capital which is solely the result of a reduction of the amount in the share capital represented by each Share, the Conversion Price shall remain unchanged provided that Shares to be delivered after the occurrence of such an event shall be delivered with their respective new portion of the share capital allotted to them.

If the capital decrease is connected with a capital repayment or a share repurchasing, the Conversion Price and therefore the Conversion Ratio remain unaffected.

(4)	Distributions. If the Issuer until the last date on which the Conversion Rights may be executed distributes, allots or grants to its shareholders (i) assets, in particular dividends, the Conversion Price will be reduced by the amount of the gross distribution per Share, insofar as this exceeds 4% of the pro rata participation of the share in the registered capital p.a.

(5)	Other events. In the event of a measure pursuant to the German Transformation Act (Umwandlungsgesetz, UmwG) or in any other event which may affect the Shares, the Conversion Ratio or the Conversion Price, the Conversion Ratio shall remain unaffected. In particular, no adjustments shall be made in relation to (i) the issuance of stock options for members of the management board or supervisory board or employees of the Issuer or its subsidiaries under stock option programs of the Issuer or (ii) the issuance of Shares out of conditional capital existing on the Issue Date.

(6)

Multiple Adjustments. If adjustments of the Conversion Price are required under more than one of § 12 Error! Reference source not found., Error! Reference source not found., Error! Reference source not found. and / or Error! Reference source not found., and the record date for such adjustments shall occur on the same date, then, unless the order of the events requiring such adjustments is otherwise specified by the Issuer, such adjustments shall be made by applying, first, the provisions of Error! Reference source not found., second, the provisions of Error! Reference source not found., third, the provisions of Error! Reference source not found. and finally the provisions of Error! Reference source not found.

(7)	Effectiveness; Preclusion. Adjustments pursuant to this Error! Reference source not found. shall become effective with the Ex-Date. Adjustments pursuant to this Error! Reference source not found. will not be made if the Ex-Date is, in the case of Bonds in respect of which the Conversion Right has been exercised, the date on which the Shares have been delivered pursuant to § 9(1) to the securities deposit account of the Bondholder or, in the case of Bonds not converted, later than the last day of the Conversion Period or the earlier date fixed for redemption, as the case may be.

(8)	Rounding up or down and Delivery. The Conversion Price determined by an adjustment pursuant to Error! Reference source not found. shall be rounded upwards to four decimal points; the Conversion Ratio, calculated on the basis of the Conversion Price so adjusted and rounded, shall be rounded downwards to four decimal points (before any aggregation of Shares). The number of Shares resulting therefrom shall be delivered pursuant to Error! Reference source not found.. Fractions of Shares shall be aggregated in accordance with Error! Reference source not found.. Remaining fractions of Shares shall not be compensated.

(9)

Responsibility; Notice. Adjustments pursuant to this § 12 shall be made by an appropriate third party appointed by the Issuer at the expense of the Issuer and will be binding on all parties involved, absent an obvious mistake.

Any adjustment to the Conversion Price pursuant to this § 12 shall not cause the Conversion Price to fall below the nominal participation in the registered capital represented by each Share.

(10)	Disclosure of adjustments. The Issuer shall disclose any adjustments to the Conversion Ratio, the Conversion Price and/or any other adjustments to the terms and conditions of the conversion right pursuant to § 16.

§ 13 Subordination / Pre-insolvency enforcement restriction

Subordination / Pre-insolvency enforcement restriction. In accordance with the provisions of this § 13, the Bonds constitute subordinated and unsecured liabilities of the Issuer for repayment of the Principal Amount of EUR 3.00 per Bond and for payment of interest due on the Bonds. These terms and conditions also contain a pre-insolvency enforcement restriction in accordance with § 13.

(1)	In accordance with sec. 39 (2) of the German Insolvency Code (Insolvenzordnung, “InsO”), the Bondholders’ claims to repayment of the Principal Amount of EUR 3.00 per Bond and to payment of interest due on the Bonds (collectively: “Subordinated Claims”) rank behind the claims within the meaning of sec. 39 (1) No. 5 InsO in such way that the Subordinated Claims are only to be satisfied after all claims and demands within the meaning of sec. 38 and sec. 39 (1) No. 1 to 5 InsO of all other existing and future creditors of the Issuer (including the European Investment Bank, as long as it is a creditor of the Issuer). In relation to other claims of creditors who declare a subordination in the same way, there is equal ranking, i.e. the Bondholders and all equally subordinated creditors can only obtain proportional satisfaction in proportion to the nominal amounts of their respective claims if the above conditions are met. After opening of insolvency proceedings over the assets of the Issuer, the Subordinated Claims of the Bondholders can only be settled from any liquidation surplus or from assets of the Issuer exceeding the other liabilities, which remain after all other existing and future creditors of the Issuer (with the exception of other subordinate and equally ranking creditors within the meaning of sec. 39 (2) InsO) have been satisfied. This arrangement may lead to a permanent and final non-performance of the Bondholders’ Subordinated Claims under the Bonds.

(2)	The Bondholders undertake to assert the Subordinated Claims prior to the opening of insolvency or liquidation proceedings against the assets of the Issuer only as long as and to the extent that the other free assets of the Issuer exceeding the debts of the Issuer are sufficient to satisfy such claims and that such satisfaction neither triggers nor intensifies a bankruptcy within the meaning of sec. 17 InsO or over-indebtedness within the meaning of sec. 19 InsO (as applicable from time to time). In this case, the claims of the Bondholders under the Bonds and all their future claims against the Issuer are subject to a legal ban on payment in the sense of a substantive legal enforcement ban and an exclusion of their ability to be satisfied (“Pre-Insolvency Enforcement Restriction”). This also applies if the insolvency of the Issuer within the meaning of sec. 17 InsO or over-indebtedness of the Issuer within the meaning of sec. 19 InsO has occurred but insolvency proceedings have not yet been opened. The Pre-Insolvency Enforcement Restriction may lead to a permanent and final non-performance of the Bondholders’ Subordinated Claims.

The provisions of this § 13 do not constitute a waiver or remission of the Bondholders’ claims.

Any change in the above subordination provisions requires the consent of all other existing and future creditors of the Issuer, including the European Investment Bank (as long as it is a creditor of the Issuer).

The above subordination provisions (including the provision regarding the requirement of a consent of the creditors for changes in the subordination provisions) constitute a genuine contract for the benefit of a third party (echter Vertrag zu Gunsten Dritter) in favour of all other existing and future creditors of the Issuer, including the European Investment Bank (as long as it is a creditor of the Issuer) (with the exception of other subordinate and equally ranking creditors within the meaning of sec. 39 (2) InsO).

§ 14 Termination by Bondholders

(1)	Right to Terminate. In case of the existence of an important reason, Bondholders, holding individually or jointly at least 25% of the outstanding Bonds, are entitled to declare due and payable by submitting a notice of termination (“Termination Notice”) to the Issuer their entire claims arising from the Bonds and claim payment of their Principal Amount plus interest. Such an important reason shall exist especially:

(a) if the Issuer, for any reason whatsoever, fails within 90 days after the relevant payment date to pay any amounts due and payable on the Bonds; or

(b) in case of the opening of insolvency proceedings for the Issuer’s assets or in the case of the rejection of the opening of such insolvency proceedings due to a lack of net assets; or

(c) if the Issuer is liquidated due to a liquidation resolution passed by the shareholders’ meeting.

(2)	Cessation of Termination Right. The Bondholders’ right to declare the Bonds due and payable will cease in the event that the event of default has been remedied prior to the exercise of the termination right.

(3)	Termination Notice. Any Termination Notice shall be made by means of a written notice to be delivered by hand or registered mail to the Issuer together with evidence by means of a certificate of the Bondholder’s depository bank that such Bondholder at the time of such written notice is a holder of the relevant Bonds.

§ 15 Paying Agents; Conversion Agents

(1)	Paying Agents. The Issuer has appointed Quirin Privatbank AG, Kurfürstendamm 119, 10711 Berlin, to act as principal paying agent (“Principal Paying Agent” and, together with any other paying agent appointed by the Issuer in accordance with § 15(3), “Paying Agents”). The Paying Agents are exempt from the restrictions of sec. 181 BGB. Changes of address shall be published in accordance with § 16.

(2)	Conversion Agent. The Issuer has appointed Quirin Privatbank AG, Kurfürstendamm 119, 10711 Berlin, to act as principal conversion agent (“Principal Conversion Agent” and, together with any other conversion agent appointed by the Issuer in accordance with § 15(3), the “Conversion Agents”). The Conversion Agents are exempt from the restrictions of sec. 181 of the BGB. Changes of address shall be published in accordance with § 16.

(3)	Substitution. The Issuer may at any time, by giving not less than 30 days’ notice by publication in accordance with § 16, appoint another bank of good reputation as Paying Agent or Conversion Agent. Each of the Paying Agents or the Conversion Agents may at any time resign from their respective offices. Such resignation shall become effective only upon the appointment by the Issuer of another bank of good reputation as the new Paying Agent and/or Conversion Agent and the giving of not less than 30 days’ notice of any such appointment by publication in accordance with § 16.

§ 16 Notices

(1)	The Issuer will publish notices in the German Federal Gazette. The day of publication is relevant insofar as these terms and conditions refer to publication days for the purpose of calculation of periods.

§ 17 Amendments to the Terms and Conditions by resolution of the Bondholders; Joint Representative

(1)	Amendments to the Terms and Conditions. The Issuer may amend the terms and conditions with consent by a majority resolution of the Bondholders pursuant to sec. 5 et seq. of the German Act on Issues of Debt Securities (Gesetz über Schuldverschreibungen aus Gesamtemissionen, “SchVG”), as amended from time to time. In particular, the Bondholders may consent to amendments which materially change the substance of the terms and conditions, including such measures as provided for under sec. 5 para. 3 of the SchVG, by resolutions passed by such majority of the votes of the Bondholders as stated under § 18(2) below and appoint a joint representative. A duly passed majority resolution shall be binding upon all Bondholders.

(2)	Qualified Majority. Except as provided by the following sentence and provided that the quorum requirements are being met, the Bondholders may pass resolutions by simple majority of the voting rights participating in the vote. Resolutions which materially change the substance of the Terms and Conditions, in particular in the cases of § 5(3) numbers 1 through 9 of the SchVG, may only be passed by a majority of at least 75 % of the voting rights participating in the vote (a “Qualified Majority”).

(3)	Passing of Resolutions. Resolutions of the Bondholders shall be made either in a Bondholders’ meeting in accordance with§ 17(3)(a) or by means of a vote without a meeting (Abstimmung ohne Versammlung) in accordance with § 17(3)(b) provided that resolutions of the Bondholders shall pass in a Bondholders’ meeting if the joint representative or Bondholders holding Bonds in the total amount of 5% of the outstanding principal amount of the Bonds expressly request that a meeting of Bondholders takes place.

(a)	Resolutions of the Bondholders in a Bondholders’ meeting shall be made in accordance with § 9 et seqq. of the SchVG. Bondholders holding Bonds in the total amount of 5% of the outstanding principal amount of the Bonds may request, in writing, to convene a Bondholders’ meeting pursuant to § 9 of the SchVG. The convening notice of a Bondholders’ meeting will provide the further details relating to the resolutions and the voting procedure. The subject matter of the vote as well as the proposed resolutions will be notified to Bondholders in the agenda of the meeting. The attendance at the Bondholders’ meeting or the exercise of voting rights requires a registration of the Bondholders prior to the meeting. Any such registration must be received at the address stated in the convening notice by no later than the third calendar day preceding the Bondholders’ meeting.

(b)	Resolutions of the Bondholders by means of a voting not requiring a physical meeting (Abstimmung ohne Versammlung) shall be made in accordance with § 18 of the SchVG. Bondholders holding Bonds in the total amount of 5% of the outstanding principal amount of the Bonds may request, in writing, the holding of a vote without a meeting pursuant to § 9 in connection with § 18 of the SchVG. The request for voting as submitted by the chairman (Abstimmungsleiter) will provide the further details relating to the resolutions and the voting procedure. The subject matter of the vote as well as the proposed resolutions shall be notified to Bondholders together with the request for voting.

(4)	Proof of Eligibility. Bondholders must demonstrate their eligibility to participate in the vote at the time of voting by means of a special confirmation of the Depositary Bank hereof and by submission of a blocking instruction by the Depositary Bank for the benefit of the Paying Agent as depository (Hinterlegungsstelle) for the voting period.

(5)	Notices. Any notices concerning this § 17 shall be made in accordance with § 5 et seqq. of the SchVG and § 16.

§ 18
Miscellaneous

(1)	Governing Law. The Bonds, with regard to both form and content, as well as all rights and obligations arising from these terms and conditions for the Bondholders and the Issuer shall in all respects be governed by German law.

(2)	Place of Performance. Place of performance shall be Frankfurt am Main, Federal Republic of Germany.

(3)	Place of Jurisdiction. The place of jurisdiction for all proceedings arising from matters provided for in these terms and conditions shall, to the extent legally permitted and subject to the following paragraph, be Frankfurt am Main, Germany.

(4)	The local court (Amtsgericht) in the district where the Issuer has its registered office will have jurisdiction for all judgments pursuant to sec. 9 para. 2, sec. 13 para. 3 and sec. 18 para. 2 SchVG in accordance with sec. 9 para. 3 SchVG. The regional court (Landgericht) in the district where the Issuer has its registered office will have exclusive jurisdiction for all judgments over contested resolutions by Bondholders in accordance with sec. 20 para. 3 SchVG.

(5)	Enforcement of claims. Any Bondholder may in any proceedings against the Issuer or to which the Bondholder and the Issuer are parties protect and enforce in its own name its rights arising under its Bonds by submitting the following documents: a certificate issued by its Depository Bank (i) stating the full name and address of the Bondholder and (ii) specifying an aggregate principal amount of Bonds credited on the date of such statement to such Bondholder’ securities deposit account maintained with such Depository Bank. For purposes of the foregoing, “Depository Bank” means any bank or other financial institution authorized to engage insecurities deposit business with which the Bondholder maintains a securities deposit account in respect of any Bonds, and includes Clearstream, Clearstream Luxembourg and Euroclear.

(6)	Term for Presentation. The term for presentation of the Bonds with respect to principal as set forth in sec. 801 para. 1 sentence 1 BGB shall be reduced to ten years. The term for presentation of the Bonds with respect to interest shall be four years after the date on which payment thereof first becomes due and payable.

(7)	Should any of the provisions of these terms and conditions be or become invalid or unenforceable in whole or in part, the validity or the enforceability of the remaining provisions shall not in any way be affected or impaired thereby. In this case the invalid or unenforceable provision shall be replaced by a provision which, to the extent legally possible, provides for an interpretation in keeping with the meaning and the economic purposes of the terms and conditions at the time of the issue of the Bonds. Under circumstances in which these terms and conditions prove to be incomplete, a supplementary interpretation in accordance with the meaning and the purposes of these terms and conditions under due considerations of the legitimate interest of the parties involved shall be applied.

(8)	The German text of these terms and conditions is the only legally binding one. This English translation is for convenience purposes only.

Leverkusen, July 2020

Biofrontera AG

The Management Board

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